EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Board of Directors
Synthetech, Inc.:

We consent to the use of our report dated May 12, 2006, except for notes B and P, which are as of June 20, 2006 with respect to the balance sheets of Synthetech, Inc. as of March 31, 2006, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2006, incorporated herein by reference. Our report contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Portland, Oregon
December 20, 2007